July 12, 2018

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Christina DiAngelo Fettig

Re:         The Advisors’ Inner Circle Fund (File No. 811-06400)

Ms. Fettig:

This letter responds to comments given by you to SEI Investments Global Funds Services (“SEI”), Administrator to The Advisors’ Inner Circle Fund (the “Trust”), in a telephone conversation on June 12, 2018. The comments provided relate to the annual reports of certain series of the Trust (each, a “Fund” and collectively, the “Funds”) as of October 31, 2017 and December 31, 2017, filed on Form N-CSR (the “Reports”) and related filings of the Trust. SEI provides the Trust and the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust and the Funds.

The comments provided specifically relate to the following Funds of the Trust: Acadian Emerging Markets Portfolio, AlphaOne Micro Cap Equity Fund, AT Disciplined Equity Fund, AT Mid Cap Equity Fund, AT Income Opportunities Fund, Cornerstone Advisors Global Public Equity Fund, Cornerstone Advisors Income Opportunities Fund, Cornerstone Advisors Core Plus Bond Fund, Cornerstone Advisors Public Alternatives Fund, Cornerstone Advisors Real Assets Fund, Edgewood Growth Portfolio, FMC Strategic Value Fund, FMC Select Fund, Hamlin High Dividend Equity Fund, Harvest Intermediate Bond Fund, Haverford Quality Growth Stock Fund, ICM Small Company Portfolio, Loomis Sayles Full Discretion Institutional Securitized Fund, LSV Global Value Fund, LSV U.S. Managed Volatility Fund, LSV Global Managed Volatility Fund, LSV Value Equity Fund, LSV Small Cap Value, Fund, LSV Conservative Value Equity Fund, The McKee International Equity Portfolio, Rice Hall James SMID Cap Portfolio, Rice Hall James Small Cap Portfolio, Rice Hall James Micro Cap Portfolio, The Sands Capital Global Growth Fund, Sarofim Equity Fund, Thomson Horstmann & Bryant MicroCap Fund, and TS&W Equity Portfolio but such comments, to the extent applicable, should be applied to all Funds in the Trust going forward. Each Fund is an individual series of the Trust.

We have reproduced the substance of your comments below, followed by the Trust’s responses on behalf of the Funds.

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SEC Comment 1

Pursuant to Item 27(b)(7) of Form N-1A, for the Cornerstone Advisors Global Public Equity Fund, Cornerstone Advisors Income Opportunities Fund, Cornerstone Advisors Core Plus Bond Fund, Cornerstone Advisors Public Alternatives Fund, Cornerstone Advisors Real Assets Fund, please enhance the Management Discussion of Fund Performance (“MDFP”) discussion to include more specific details of the factors that impacted performance during the Funds’ most recent fiscal year. The current disclosure seemed to be too general.

Trust Response to Comment 1

Cornerstone Advisors has agreed to include a more detailed discussion of factors that impacted performance of the specified Funds in its next annual report.

SEC Comment 2

In accordance with a memo issued to the Investment Company Institute on July 30, 2012 by the SEC staff, funds with significant derivatives exposure should include a discussion of the effect of those derivatives on fund performance. No discussion of the effect of derivatives on fund performance was included in the MDFP for the Cornerstone Advisors Income Opportunity Fund, Cornerstone Advisors Public Alternatives Fund, Cornerstone Real Asset Fund or AT Income Opportunities Fund.

Trust Response to Comment 2

We have discussed this comment with the investment advisers of the specified Funds and, to the extent the investment adviser agrees that derivatives materially impacted Fund performance for the period, in future shareholder reports, a discussion regarding the impact of derivatives instruments on Fund performance will be included.

SEC Comment 3

For the Harvest Intermediate Bond Fund, the MDFP references Class A returns before dividends; however the return should match the Financial Highlights which is a net return reflecting the distributions made during the Fund’s most recent fiscal year. Please make sure the return presented in the MDFP matches the disclosure stating what the return actually represents.

Trust Response to Comment 3

The total return reflected in the Financial Highlights and the MDFP represents return after dividends were reinvested. The MDFP disclosure inaccurately described the total return as before dividends were reinvested when in fact the return referenced in the MDFP reflects after dividend return and is consistent with the other disclosure in the shareholder report. The Trust will ensure that disclosure in future shareholder reports reflects return after dividends and is described accordingly.

SEC Comment 4

For the FMC Select Fund, please explain how the Fund is diversified as there are securities that are greater than 5% of net assets that in aggregate are greater than 25% of net assets.

Trust Response to Comment 4

As discussed, the current Fund holdings in which securities greater than 5% of net assets that in the aggregate represent greater than 25% of net assets was caused by market fluctuation and not active purchases by the Fund’s investment adviser. Notwithstanding the passive nature of the breach, the Fund’s investment adviser has reduced certain positions in the Fund in order to ensure that the Fund is compliant with its status as a diversified Fund. In addition, the Fund’s investment adviser intends to implement enhanced controls in order to monitor more closely the aggregate amount of the Fund’s holdings that represent greater than 5% of net assets.

SEC Comment 5

The following Funds identified as non-diversified; appear to be acting as diversified:

McKee International Equity Portfolio, Cornerstone Advisors Global Public Equity Fund, Cornerstone Advisors Income Opportunities Fund, Cornerstone Advisors Public Alternatives Fund, Cornerstone Advisors Real Assets

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Fund, Cornerstone Advisors Core Plus Bond Fund, Loomis Sayles Full Discretion Institutional Securitized Fund and Acadian Emerging Markets Portfolio. The staff considers funds that are in this state for greater than 3yrs to be diversified. Please confirm that the Funds will receive shareholder approval prior to changing back to non-diversified.

Trust Response to Comment 5

The Trust confirms that the Funds specified, other than the Acadian Emerging Markets Portfolio, will receive shareholder approval prior to changing back to non-diversified. The Acadian Emerging Markets Portfolio is currently identified as a diversified fund in its registration statement.

SEC Comment 6

The following funds have sector concentrations greater than 25% of net assets for periods of greater than 3 years. Please add sector risk disclosure to the prospectus.

Fund	Sector	CY%	PY%	PY%
LSV Value Equity Fund	Financials	30.9%	29.3%	28.5%
LSV Small Cap Value	Financials	36.6%	40.2%	39.5%
LSV Conservative Value Equity Fund	Financials	31.3%	30%	27%
Rice Hall James Smid Cap Portfolio	Information Technology	26.4%	25.1%	22.6%
Rice Hall James Smid Cap Portfolio	Industrials	26.3%	24.4%	18.1%
Rice Hall James Small Cap Portfolio	Information Technology	23.7%	28.7%	28.5%
Rice Hall James Micro Cap Portfolio	Industrials	26.2%	27.4%	18.6%
McKee International Equity Portfolio	Financials	25.4%	22.7%	22.4%
AT Disciplined Equity Fund	Information Technology	26.6%	24.7%	26.1%
AT Mid Cap Equity Fund	Information Technology	35.1%	30.4%	30.8%
ICM Small Company Portfolio	Financial Services	25.3%	24.2%	31.8%
AlphaOne Small Cap Opportunities Fund	Financial Services	25.5%	30.0%
AlphaOne Small Cap Opportunities Fund	Producer Durables	30.3%
Sands Capital Global Growth Fund	Information Technology	33.8%	28.8%	36.3%
Sands Capital Global Growth Fund	Consumer Discretionary	32.7%	28.4%	17.9%
Acadian Emerging Markets Portfolio	Information Technology	27.8%	23.9%	20.5%

Trust Response to Comment 6

We have discussed these sector allocations with the investment advisers of the Funds specified, and, to the extent that the investment advisers agree that the specified sector exposure represents a principal investment strategy of a Fund, will add general sector risk disclosure in the respective Fund’s next annual update.

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SEC Comment 7

We note that the funds disclose amounts of “tax fees”. Item 4(c) require that the “Registrant shall describe the nature of the services comprising the fees disclosed under this category”. None of the Forms N-CSR included a description of the nature of the services comprising tax fees.

Trust Response to Comment 7

The Trust agrees, and going forward, will include a description of nature of the services comprising the tax fees.

SEC Comment 8

For the Harvest Intermediate Bond Fund, Please confirm the maturity date of 2166 is correct for select investments.

Trust Response to Comment 8

The QBE Insurance Group holding is a perpetual bond. The date shown on the annual report represents the last reportable call date. Going forward, we will footnote these types on bonds on the schedule of investments.

SEC Comment 9

Per Form N-1A Item 27 (d) (1) Instruction (1b), Expense example instructions, the introductory language should be modified to the specifics of each fund to include references to sales loads, redemptions fees, etc., as applicable. The following funds were noted in the staff’s review as needing to be modified: Hamlin High Dividend Equity Fund (redemption fee), Sarofim Equity Fund (redemption fee), TS&W Equity Portfolio (redemption fee), McKee International Equity Portfolio (redemption fee), AlphaOne Small Cap Opportunities Fund (redemption fee), Sands Capital Global Growth Fund (redemption fee), Harvest Funds Intermediate Bond (redemption fee and sales load for A shares), Thomson Horstmann & Bryant Microcap Fund (redemption fees), and Acadian Emerging Markets Portfolio (redemption fees).

Trust Response to Comment 9

The Trust agrees, and going forward, will modify the introductory language to the expense example to include sales loads and redemption fees, as applicable.

SEC Comment 10

Per Form N-1A Item 27 (b)(7), Growth of $10,000 charts should use appropriate minimum investment amounts if the classes minimum investment is greater than $10,000. The following funds were noted in the staff’s review as needing to be modified: This comment applies to the Institutional share classes with a minimum initial investment of $100,000 of the following funds: Edgewood Growth Fund, Hamlin High Dividend Equity Fund, LSV U.S. Managed Volatility Fund, LSV Value Equity Fund, LSV Small Cap Value Fund, LSV Conservative Value Equity Fund, LSV Global Value Fund, LSV Global Managed Volatility Fund, Sands Capital Global Growth Fund and Thomson Horstmann & Bryant Microcap Fund. This comment also applies to the following single class funds that have a minimum initial investment of $250,000: AT Disciplined Equity Fund, AT Income Opportunities Fund, AT Mid Cap Equity Fund.

Trust Response to Comment 10

The Trust agrees, and going forward, will present the Growth of $10,000 charts displaying the appropriate class minimum.

SEC Comment 11

The staff noted that the disclosure for the Approval of Investment Advisory Agreement, pursuant to Form N-1a Item 27 (d) (7) Instruction (2), seemed to be generic with the same template used for multiple funds and that does not meet the specificity requirement.

Trust Response to Comment 11

Each Trust believes that its current disclosure complies with the disclosure requirements of Item 27(d)(7) of Form N-1A. The disclosure identifies the material factors and the conclusions with respect thereto that formed the basis of the Board’s approval of the advisory agreements. Further, the disclosure includes specific information reviewed by the Board that was part of each of these material factors, such as specific information relating to (A) the nature,

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extent and quality of services provided by the relevant adviser, (B) the investment performance of the relevant funds and relevant adviser, (C) the costs of advisory services provided, (D) adviser profitability and (E) economies of scale. The Trust does not believe that Item 27(d)(7) requires a specific factual statement regarding a fund’s performance or how such performance compared to its peers or a benchmark, as each is just one piece of information relating to the Board’s overall review of a fund’s and adviser’s performance. Notwithstanding the foregoing, going forward the Trusts will endeavor to provide more specificity regarding the actual investment performance of the funds.

SEC Comment 12

For the Advisory Fee and Related Party note in the Notes to Financial Statements, please disclose the terms of settlement of any related party fees.

Trust Response to Comment 12

The Trust agrees, and going forward, will disclose the settlement terms of any related party fees in the Notes to Financial Statements.

SEC Comment 13

Please explain why the “Ratio of expenses to average net assets” of the Rice Hall James Small Cap Portfolio includes the effect of fees paid indirectly. The other two funds exclude the effect of fees paid indirectly.

Reference Form N-1A, Item 13 Instruction 4(b):

(b) Calculate the Ratio of Expenses to Average Net Assets using the amount of expenses shown in the Fund’s statement of operations for the relevant fiscal period, including increases resulting from complying with paragraph 2(g) of rule 6-07 of Regulation S-X and reductions resulting from complying with paragraphs 2(a) and

(f) of rule 6-07 regarding fee waivers and reimbursements. If a change in the methodology for determining the ratio of expenses to average net assets results from applying paragraph 2(g) of rule 6-07, explain in a note that the ratio reflects fees paid with brokerage commissions and fees reduced in connection with specific agreements only for periods ending after September 1, 1995.

Trust Response to Comment 13

Note (2) in the financial highlights for Rice Hall James Small Cap Portfolio should have read as follows and the Fund’s financial statement disclosure will reflect the exclusion of the effect of fees paid indirectly in future shareholder reports:

“The Ratio of Expenses to Average Net Assets includes the effect of fees paid indirectly. If these expense offsets were excluded, the ratios would have increased by 3 basis points (bps), 2bps, 6bps, 3bps, and 3bps, respectively.”

SEC Comment 14

The staff noted disclosures inconsistent between annual report and prospectus regarding ability of advisor to recapture previously waived expenses. Please update the annual reports to include the disclosures from the prospectus fee table:

In addition, the Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recoup all or a portion of its prior fee waivers or expense reimbursements made during the three-year period preceding the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

The annual report is missing the underlined disclosure.

This comment applies to the following funds and may apply to other funds:

Hamlin High Dividend Equity Fund, Sarofim Equity Fund, Rice Hall James Micro Cap Portfolio, Rice Hall James Small Cap Portfolio, Rice Hall James Smid Cap Portfolio, AT Disciplined Equity Fund, AT Income Opportunities Fund, AT Mid Cap Equity Fund, Harvest Funds Intermediate Bond Fund and Thomson Horstmann & Bryant Microcap Fund.

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Trust Response to Comment 14

The Trust agrees, and going forward, will include the additional disclosure relate to recoupment of fees in the annual reports.

SEC Comment 15

For the Edgewood Growth Fund expense limitation, the prospectus includes a footnote but the annual does not include the same footnote.

Trust Response to Comment 15

The Trust agrees, and going forward, will include the expense limitation disclosure in the annual report to match the prospectus.

SEC Comment 16

Funds that include an expense limitation agreement footnote that haven’t triggered the expense limitation:

This comment applies to the following funds: Haverford Quality Growth Stock Fund, LSV Small Cap Value Fund, AlphaOne Small Cap Opportunities Fund, Sands Capital Global Growth Fund, Loomis Sayles Full Discretion Institutional Securitized Fund, AT Disciplined Equity Fund, AT Income Opportunities Fund and AT Mid Cap Equity Fund.

Please explain the rationale for including.

Trust Response to Comment 16

The Trust agrees and will amend disclosure in future shareholder reports for these Funds to only include the expense limitation agreement footnote if the expense limitation has been triggered.

SEC Comment 17

For the AT Income Opportunity Fund, there is no AFFE noted in the prospectus but the staff notes that there is exposure to ETF’s and Money Market Funds noted in the annual report.

Trust Response to Comment 17

The Fund will file a registration statement supplement to amend the prospectus disclosure.

SEC Comment 18

For the Acadian Emerging Markets Portfolio, the financial highlights contain a note: “Had assets been contributed, the ratio would have been 1.31%”. Please provide details of the calculation.

Trust Response to Comment 18

The average net assets for the Y class shares were only $157, resulting in the skewed expense ratio of 0.68%, so management decided to footnote it. The 1.31% ratio is based on I Class Shares ratio of 1.21% plus Y Class Shares shareholder servicing fees of 0.10%.

SEC Comment 19

For the N-SAR (B) filing, the internal controls letter from Ernst & Young appears to be missing.

Trust Response to Comment 19

The Trust agrees, and an amendment was filed to include the missing additional internal control letter.

SEC Comment 20

For the Loomis Sayles Full Discretion Institutional Securitized Fund, the Fund appears to hold Step Bonds. Please provide additional information pursuant to Regulation S-X as discussed in the AICPA expert panel release date February 20, 2018.

Trust Response to Comment 20

The Trust agrees, and going forward, will disclose additional information related to Step Bonds including timing of the coupon steps, ranges of rates and any cap or floor information.

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SEC Comment 21

For the Cornerstone Public Alternatives Fund, pursuant to Regulation S-X 12-13, please provide both the stated interest rate in addition to the index and spread for any swap with variable legs.

Trust Response to Comment 21

The Trust agrees, and going forward, will disclose both the stated interest rate in addition to the index and spread for any swap with variable legs.

SEC Comment 22

For the Cornerstone Public Alternatives Fund, pursuant to Regulation S-X 12-13, please provide the payment frequency for swaps.

Trust Response to Comment 22

The Trust agrees, and going forward, will disclose payment frequency for swaps.

SEC Comment 23

For the Cornerstone Public Alternatives Fund, pursuant to Regulation S-X 6.04, please separate the collateral amounts for various derivative types.

Trust Response to Comment 23

The Trust agrees, and going forward, will disclose separately collateral amounts for various derivative types to the extent possible.

SEC Comment 24

For the Loomis Sayles Full Discretion Institutional Securitized Fund, does this fund invest >15% in below investment grade mortgage-backed securities? If so, how is liquidity met?

Trust Response to Comment 24

Loomis Sayles has a robust liquidity assessment process and ensures that the Fund does not invest greater than 15% of its assets in illiquid securities. Not all of the below investment-grade mortgage-backed securities in which the Fund invests is illiquid and as a result the Fund has not breached the 15% limitation on investments in illiquid securities.

SEC Comment 25

For the Loomis Sayles Full Discretion Institutional Securitized Fund, for the prospectus, include disclosure that performance does not include the management fee that is paid outside of the Fund.

Trust Response to Comment 25

The Fund will include the requested disclosure in its next annual update.

SEC Comment 26

For the Cornerstone Real Assets Fund, the financial highlights include a return of capital distribution. Please confirm that the 19A notice was sent.

Trust Response to Comment 26

A Section 19(a) Notice only needs to be filed if a fund’s GAAP income is less than the distribution. The Cornerstone Real Assets Fund had net investment income to distribute on a GAAP basis quarterly, but not on a tax basis. A Form 8937 – “Report of Organizational Actions Affecting Basis of Securities” was posted on the fund’s website to notify shareholders of the amount of return of capital distribution on a tax basis.

SEC Comment 27

For the Loomis Sayles Full Discretion Institutional Securitized Fund, please provide more details for the reason of the transfers between Level 2 and 3.

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Trust Response to Comment 27

The transfers into and out of Level 3 for the Loomis Sayles Full Discretion Institutional Securities Fund relate to changes in pricing vendor coverage for the securities that impacted the availability of observable inputs for the identified securities. The transfers from Level 2 into Level 3 represent securities that at Level 2 were evaluated by an independent pricing vendor using observable inputs, and were transferred to Level 3 when the securities were valued using a single broker quote. The transfers out of Level 3 represent securities that were previously valued using a single broker quote, and subsequently were transferred to Level 2 when they were able to be valued using an evaluated price from an independent pricing vendor using observable inputs.

SEC Comment 28

For the TS&W Equity Fund, the staff could not find a link to the Fund’s shareholder reports on the website. Please confirm where it may be found and that the links are working properly.

Trust Response to Comment 28

TS&W opted to remove all fund content from its website effective January 2017, and as of that date the TS&W Equity Fund does not have a website.

SEC Comment 29

For the Cornerstone Income Opportunity Fund, it appears the Fund held greater than 25% of net assets in the PIMCO Emerging Markets Bond Fund. Add a footnote disclosure, directing the reader of the financial statements to where they can obtain financial statements of this fund.

Trust Response to Comment 29

The Trust agrees, and going forward, the Cornerstone Income Opportunity Fund will include footnote disclosure directing the reader to the financial statements of any fund held by it that represents greater than 25% of its net assets.

Please contact Peter Rodriguez at (610) 676-3309 if you have any questions or comments.

Very truly yours,

/s/ Stephen Connors

Stephen Connors
Treasurer, Controller and Chief Financial Officer

cc:	Michael Beattie Russell Emery Stephen Panner Keith Dietel Dianne Descoteaux Theresa McNamee Robert DellaCroce

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